UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G



      Under the Securities Exchange Act of 1934

                  (Amendment No. 16)*


               SEAFIELD CAPITAL CORPORATION
- ------------------------------------------------------
                    (Name of Issuer)

               $1.00 Par Value Common Stock
- ------------------------------------------------------
              (Title of Class of Securities)

                      811905 10 8
- ------------------------------------------------------
                     (CUSIP Number)



Check the following box if a fee is being paid with this statement___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811905 10 8
- --------------------------------------------------------------
(1)  Name of Reporting Person. S.S. or I.R.S. Identification Nos. of Above
Persons

William D. Grant, ###-##-####
- --------------------------------------------------------------
(2)  Check the Appropriate Box          (a) ___
     if a Member of a Group             (b) ___
     (See Instructions)

          Inapplicable
- --------------------------------------------------------------
(3)  SEC Use Only

- --------------------------------------------------------------
(4) Citizenship or Place of Organization

     United States
- --------------------------------------------------------------
                  (5) Sole Voting Power
Number of
 Shares              986,071
Beneficially  ------------------------------------------------
 Owned by         (6) Shared Voting Power
  Each
Reporting            297,327
 Person       ------------------------------------------------
  With            (7) Sole Dispositive Power

                     986,071
              ------------------------------------------------
                  (8) Shared Dispositive Power

                     297,327
- --------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned By Each Reporting
     Person

     1,283,398
- --------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*

     None
- --------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9

     20.2% (See note below)
- --------------------------------------------------------------
(12) Type of Reporting Person*

     IN
- --------------------------------------------------------------
NOTE:     Based on the number of shares of the Issuer outstanding at January
20, 1994. Percentage was 19.1% based upon the number of Issuer shares outstanding at December 31, 1993.


ITEM 1.

     (a)  Name of Issuer:

          Seafield Capital Corporation

     (b)  Address of Issuer's Principal Executive Offices:

          2600 Grand Avenue, Suite 500
          P.O. Box 410949
          Kansas City, Missouri 64141

ITEM 2.

     (a)  Name of Person Filing:

          William D. Grant

     (b)  Address of Principal Business Office or, if none,
          Residence:

          2600 Grand Avenue, Suite 500
          P.O. Box 410949
          Kansas City, Missouri 64141

     (c)  Citizenship:

          United States

     (d)  Title of Class of Securities:

          $1.00 par value common stock

     (d)  CUSIP Number:

          811905 10 8

ITEM 3.

          Not filing pursuant to Rules 13d-1(b) or 13d-2(b)

ITEM 4.   Ownership

     (a)  Amount Beneficially Owned: 1,283,398

     (b)  Percent of Class:   20.2% (See Note Below)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:
                    986,071

          (ii)   shared power to vote or to direct the vote:
                    297,327

          (iii)  sole power to dispose or to direct the
                 disposition of:
                    986,071

          (iv)   shared power to dispose or to direct the
                 disposition of:
                    297,327

          As to none of the shares referred to in this ITEM 4 is there a right to acquire.

ITEM 5.
     Ownership of Five Percent or Less of a Class:

     Not applicable

ITEM 6.
     Ownership of More Than Five Percent on Behalf of Another
Person: Other persons have the right to receive dividends on 462,808 shares of the above listed securities. The only person who has such interest in more than 5% of the described class of shares is Frances G. Peterson.

ITEM 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8.
Identification and Classification of Members of the Group:

Not Applicable.

NOTE: Percentage is based upon the number of Issuer shares outstanding at January 20, 1994. Percentage was 19.1% based upon the number of Issuer shares outstanding at December 31, 1993.

ITEM 9.
     Notice of Dissolution of Group:  Not Applicable

ITEM 10.
     Certification:

     Not filing pursuant to Rule 13d-1(b).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  /s/  William D. Grant
       William D. Grant

Dated:  February 11, 1994